FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
604-562-9664
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______     Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Increases Queensway Drill Program to 500,000 Meters

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 3, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce an expansion of the exploration program at its 100% owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland. To date the Company has completed approximately 80% (319,000m) of its current 400,000m diamond drill program at Queensway. Approximately 60,000m of drill core is pending assay.

Highlights

  During 2022, New Found drilled 184,911m of core, employing an average of fourteen drill rigs. This equates to 3,555m of core production per week, with significant operating efficiencies experienced in the second half of the year.
  Following the Holiday break, New Found has restarted drilling and moving forward, the Company intends to use an average of 12 drill rigs, including a maximum ramp-up to 14 drill rigs throughout 2023 as it continues its aggressive exploration program. As a result, New Found is now planning to drill a total of 500,000m as part of its ongoing drilling program at the Queensway Project by the end of 2023.
  With 319,000m of drilling completed to date, the Company is forecasting 181,000m of core production during 2023. This expanded drill program is fully funded out of the Company’s current cash and marketable securities balance of $90 million.
  Exploration drilling will include a hybrid of targeted drilling, aimed at expanding existing zones and identifying new zones in highly prospective areas, as well as grid drilling aimed at testing open swaths of prospective strike along main fault structures, with a strong emphasis on the west side of the Appleton Fault Zone (“AFZ”). Drilling is also planned for the parallel JBP Fault Zone (“JBP”) at Queensway North, the newly optioned VOA ground to the north, and at Queensway South.

Greg Matheson, COO of New Found stated: “The Queensway Project is rare in my experience as an exploration geologist as it covers +100km strike of two regional scale deformation zones that are known to be spatially associated with gold mineralization – the AFZ and JBP. Our 2021 and 2022 drilling focused almost entirely along the east side of a 3.5km corridor of the AFZ, which led to multiple discoveries including Keats, Keats North, Golden Joint, Lotto, and Lotto North. On November 28, 2022, the Company reported 42.6 g/t Au over 32m at Keats West as part of a developing new discovery located on the west side of the AFZ, a domain that has seen little exploration. At Queensway North there is no shortage of targets. A significant amount of drilling is needed to expand on the several discoveries made to date and test prospective regions within the footprint of the Au-bearing damage zone that surrounds the AFZ.

“Looking regionally, the Queensway Project covers a multitude of known gold prospects, structures, and prospective geological environments. This includes the JBP, which parallels the AFZ and remains underexplored, despite the presence of high-grade gold found on surface and in drilling. At Queensway South, we see the potential for additional gold discoveries along the southern extensions of both the AFZ and JBP faults, which extend for over 90km. Recognizing our success rate to date, and acknowledging the size of this canvas, we are excited to continue to aggressively pursue further potential high-grade gold discoveries at Queensway.”

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated January 3, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project which comprises a 1,650km2 area located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $90 million as of January 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," “interpreted,” "intends," "estimates," "projects," "aims," “suggests,” “often,” “target,” “future,” “likely,” “pending,” "potential," "goal," "objective," "prospective," “possibly,” “preliminary”, and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: January 3, 2023	By:	/s/ Collin Kettell
Chief Executive Officer